Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Completes 29 Aircraft Transactions During the First Quarter 2014

Amsterdam, The Netherlands; April 11, 2014 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of 29 aircraft transactions during the first quarter 2014:

•                  Signed lease agreements for 15 aircraft. The average term of lease agreements contracted during the past twelve months was 163 months for new aircraft and 60 months for used aircraft.

•                  Delivered seven aircraft under contracted lease agreements, including four Boeing 737-800s, one Boeing 747-400SF and two Airbus A320-200s.

•                  Purchased three aircraft, including two new Boeing 737-800s and one Airbus A330-300.

•                  Closed the sale of four aircraft. AerCap sold one Airbus A330-300 from its owned portfolio and one Boeing 737-400, one Boeing 737-300 and one Boeing 767-300ER from its managed portfolio.

•                  Signed financing transactions for $2.8 billion. During the first quarter 2014 AerCap entered into an agreement to replace ILFC’s $2.3 billion unsecured revolving credit facility with a new $2.75 billion four-year unsecured revolving credit facility, to become effective upon the closing of the ILFC transaction.

As of March 31, 2014, AerCap’s portfolio consisted of 377 aircraft that were either owned, managed, or under contract to purchase (including five options). The average age of the owned fleet as of March 31, 2014 was 5.6 years and the average remaining contracted lease term was 6.6 years.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com